SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

HERBALIFE LTD.

(Name of Subject Company (Issuer))

Herbalife Ltd.

(Name of Filing Persons (Offeror))

Common Shares, par value $0.001 per share

(Title of Class of Securities)

G4412G101

(CUSIP Number of Class of Securities)

John G. DeSimone

Chief Financial Officer

Herbalife Ltd.

P.O. Box 309GT

Ugland House, South Church Street

Grand Cayman, Cayman Islands

(213) 745-0500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jonathan K. Layne

James J. Moloney

Gibson, Dunn & Crutcher LLP

2029 Century Park East

Los Angeles, CA 90067

(310) 552-8500

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$600,000,000	$69,540.00***

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of common shares, par value $0.001 per share, of the Issuer for a maximum aggregate tender offer price of $600,000,000.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) and Rule 1-11(d) of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #1 for Fiscal Year 2017 equals $115.90 per $1,000,000 of the aggregate value of the transaction.
***	Amount Previously Paid: $69,540.00 Form or Registration No.: Schedule TO Date Filed: August 21, 2017

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (the “Amendment”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 21, 2017, as amended by Amendment No. 1 to Schedule TO filed on August 28, 2017 and Amendment No. 2 to Schedule TO filed on September 18, 2017 (collectively, as amended and supplemented, the “Schedule TO”), and relates to the offer by Herbalife Ltd., a Cayman Islands exempted company incorporated with limited liability (the “Company”) to purchase common shares, par value $0.001 per share in the capital, of the Company (the “common shares”), for an aggregate cash purchase price of up to $600 million and at a price per share (i) not greater than $68.00 nor less than $60.00 per share, net to the seller in cash, less any applicable tax withholding and without interest, plus (ii) a non-transferable contractual contingent value right (a “CVR”) pursuant to the Contingent Value Rights Agreement, a copy of which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(F) (the “CVR Agreement”), to receive a contingent payment upon the occurrence of a Going Private Transaction (as such term is defined in the CVR Agreement) within the time period specified in the CVR Agreement, without interest and less any applicable tax withholding, each upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated September 18, 2017 (the “Offer to Purchase”), and in the related Amended and Restated Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(G) and (a)(1)(H), respectively. All capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Offer to Purchase.

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended and supplemented therein. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in the second sentence on page 2 of the Offer to Purchase under “Summary Term Sheet—How will the CVR Payment Amount be calculated?” is hereby amended by deleting the phrases:

•	“such matters as the Company deems relevant, including” and

•	“, and make certain other adjustments.”

The paragraph now reads as follows:

Pursuant to the terms of the CVR Agreement, if a Going Private Transaction is consummated within two years of the commencement of the Offer, the Company will calculate, in good faith, the difference between the value shareholders receive per share in the Going Private Transaction and the Cash Purchase Price. The Company may adjust the value per share received by shareholders in the Going Private Transaction for any increase or decrease in the class of outstanding shares, any reorganization, reclassification, combination of shares, recapitalization, reclassification, dividends or other distributions of securities, property or cash (other than regular quarterly cash dividends and share repurchases), share splits, reverse share splits, in the event all or substantially all of the Company’s assets are sold, and any other similar events that may occur in the intervening time, all as set forth in the CVR Agreement (the “Adjusted Going Private Price Per Share”). If a Going Private Transaction is consummated during the two year period following the commencement of the Offer, each holder of a CVR will be entitled to receive, for each CVR, the difference between (i) the Adjusted Going Private Price Per Share, minus (ii) the Cash Purchase Price such shareholder received for his or her tendered share, subject to the terms and conditions set forth in the CVR Agreement.

The information set forth on page 2 of the Offer to Purchase under “Summary Term Sheet” is hereby amended and supplemented by adding the following disclosure immediately following the paragraph under “What types of events will cause adjustments to the CVR Payment Amount?”:

How would the Company go about making any adjustments to the CVR Payment Amount?

The Company anticipates the Board would retain one or more financial advisors (as and when needed) to assist in its review of any potential transaction(s) that could constitute a Going Private Transaction that may arise during the two-year term of the CVR. Following receipt of the advice from such financial advisor(s), and subject to fulfilling its fiduciary duties, the Board shall determine in the exercise of its reasonable business judgment whether an anti-dilution adjustment is appropriate, and if so, the amount of any such adjustment, to protect CVR holders.

The condition set forth in the seventh bullet on page 5 of the Offer to Purchase under “Summary Term Sheet—What are the significant conditions to the Offer?” is hereby deleted in its entirety.

The information set forth in the last paragraph on page 14 of the Offer to Purchase under Section 2—“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans” is hereby amended and supplemented by adding “or its control persons” to the end of the third sentence of such paragraph.

The condition set forth in the fifth to last bullet on page 22 of the Offer to Purchase under Section 7—“Conditions of the Tender Offer” is hereby deleted in its entirety.

The condition set forth in the third to last bullet on page 23 of the Offer to Purchase under Section 7—“Conditions of the Tender Offer” is hereby amended and restated its entirety as follows:

in the reasonable judgment of the Board, the Company does not have available distributable reserves pursuant to Section 37 of the Companies Law (2016 Revision) of the Cayman Islands and other applicable Cayman Islands’ law to pay for shares properly tendered, and the Company is not able to remain solvent following the consummation of the Offer; or

The condition set forth on the second to last bullet on page 23 the Offer to Purchase under Section 7—“Conditions of the Tender Offer” is hereby deleted in its entirety.

The information set forth on page 25 of the Offer to Purchase under Section 10—“Information About the Company” is hereby amended and supplemented by adding the following disclosure after the second paragraph of such section:

Unaudited Pro Forma Information. Set forth below is the unaudited pro forma consolidated balance sheet data based on historical information, which has been adjusted as described in footnotes 1 and 2 below. This information should be read in conjunction with our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 2016 and the unaudited condensed financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017. This unaudited pro forma consolidated balance sheet data is not necessarily indicative of either our financial position or results of operations, which actually would have been attained, had the purchase of the common shares pursuant to the Offer been completed at the date indicated. This unaudited pro forma consolidated balance sheet data has been included herein for informational and comparative purposes only. We have included the unaudited pro forma consolidated balance sheet data solely for the purpose of providing shareholders with information that may be useful for purposes of considering and evaluating the Offer. Our future results are subject to prevailing economic and industry-specific conditions and financial, business, and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, but are not limited to, those described in the Offer under “Cautionary Note on Forward-Looking Statements.”

HERBALIFE LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2017
(In millions, except share and par value amounts)	As reported	Adjustments	Pro-forma
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,624.1	$(600.0)	(1)	$1,024.1
Receivables, net of allowance for doubtful accounts	89.7			89.7
Inventories	378.6			378.6
Prepaid expenses and other current assets	177.0			177.0

Total current assets	2,269.4	(600.0)		1,669.4

Property, at cost, net of accumulated depreciation and amortization	374.0			374.0
Marketing related intangibles and other intangible assets, net	310.1			310.1
Goodwill	94.6			94.6
Other assets	361.9			361.9

Total assets	$3,410.0	$(600.0)		$2,810.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$89.5			$89.5
Royalty overrides	247.9			247.9
Current portion of long-term debt	100.3			100.3
Other current liabilities	425.1			425.1

Total current liabilities	862.8			862.8

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	2,188.1			2,188.1
Other non-current liabilities	159.1			159.1

Total liabilities	3,210.0		(2)	3,210.0

CONTINGENCIES
SHAREHOLDERS’ EQUITY (DEFICIT):
Common shares, $0.001 par value; 1.0 billion shares authorized; 90.2 million (2017) and 93.1 million (2016) shares outstanding	0.1	(0.0)	(1)	0.1
Paid-in capital in excess of par value	442.7	(44.9)	(1)	397.8
Accumulated other comprehensive loss	(188.4)			(188.4)
Retained earnings (accumulated deficit)	186.1	(555.1)	(1)	(369.0)
Treasury stock, at cost, 3.8 million shares (2017)	(240.5)			(240.5)

Total shareholders’ equity (deficit)	200.0	(600.0)		(400.0)

Total liabilities and shareholders’ equity	$3,410.0	$(600.0)		$2,810.0

Notes to Unaudited Pro Forma Consolidated Balance Sheet Data

(1) Assumes the Company used its cash and cash equivalents to repurchase $600 million of its common shares at a per share price of $68.00, which represents the highest possible Cash Purchase Price pursuant to the terms of the Offer. The Company plans to retire all of its repurchased shares which would reduce the Company’s common shares outstanding by approximately 8.8 million, resulting in 81.4 million common shares outstanding as of June 30, 2017.

(2) The fair value of the CVR cannot be reasonably estimated until the Offer closes. Although the accounting treatment has not been finalized, once the fair value is determined, it is preliminarily expected that the CVR will initially be classified as a liability on the Company’s consolidated balance sheet and will reduce its shareholders’ equity. It is also preliminarily expected that subsequent changes in the fair value of the liability will be recognized in earnings within the Company’s consolidated statements of income.

The information on page 26 of the Offer to Purchase appearing under the caption “Incorporation by Reference” in Section 10—“Information About the Company” is hereby amended and restated in its entirety as follows:

Incorporation by Reference. The rules of the SEC allow us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The Offer incorporates by reference the documents listed below, including the financial statements and the notes related thereto contained in those documents that have been previously filed with the SEC. These documents contain important information about the Company.

SEC Filing	Period or Date Filed

Annual Report on Form 10-K	Fiscal Year Ended December 31, 2016, filed February 23, 2017

Definitive Proxy Statement	Filed March 13, 2017

Quarterly Report on Form 10-Q	Quarter Ended March 31, 2017, filed May 4, 2017; Quarter Ended June 30, 2017, filed August 1, 2017

Current Reports on Form 8-K	Filed February 15, 2017; filed February 23, 2017; filed May 2, 2017; filed August 1, 2017; filed August 21, 2017; filed October 2, 2017.

Any statement contained in a document incorporated by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent such statement is modified or superseded in this Offer to Purchase. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

You can obtain any of the documents incorporated by reference in this Offer to Purchase from us or from the SEC’s web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents. You may request a copy of these filings at no cost, by writing or telephoning us at: Herbalife Ltd., Attention: Investor Relations, 800 West Olympic Boulevard, Los Angeles, California 90015, Telephone: (213) 745-0474. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request. You can find additional information by visiting the Company’s website at: http://www.herbalife.com. Information contained on the Company’s website is not part of, and is not incorporated into, this Offer to Purchase.

The information set forth in the third to last paragraph on page 35 of the Offer to Purchase under Section 16—“Background of the Offer; Contacts; Certain Past Discussions” is hereby amended and supplemented by adding “or its control persons” to the end of the third sentence of such paragraph.

The information set forth under Section 16—“Background of the Offer; Contacts; Certain Past Discussions” Offer to Purchase is hereby amended and supplemented by adding the following disclosure after the last paragraph on page 35:

The Board considered offering a CVR with differing durations (e.g., one-year term, an eighteen-month term and a two-year term). Ultimately, the Board determined, in its business judgment, not to offer a one-year CVR because any Going Private Transaction could take more than one year to consummate from the point of initial contact. The Board, in exercising its business judgment, determined that a two-year term represented a reasonable period for which additional compensation would be appropriate should a Going Private Transaction be consummated at a price per share higher than the price per share paid in the Offer.

The information set forth in the second paragraph on page 36 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Starting on or about November 16, 2016, following an introduction by one of the Company’s independent directors, representatives of the Company began discussing a potential business combination transaction with a prospective financial investor (“Party A”). The Company entered into a non-disclosure agreement with Party A on December 23, 2016. After entering into the non-disclosure agreement, the Company granted Party A access to a virtual data room on January 17, 2017, which contained the Company’s financials, marketing plans and materials, financial forecasts, material contracts and agreements, product information, headcount information, infrastructure and capabilities, and strategic plans. From mid-January to mid-May in 2017, representatives of the Company engaged in discussions with representatives of Party A regarding its business and a potential business combination. The transaction under discussion proceeded in the direction of a potential “all-cash” purchase of all outstanding common shares by Party A.

During the discussions, the Company consulted with its financial advisor—which the Company retained in 2012 to provide guidance across a broad range of strategic matters—to determine the appropriate information for the Company to provide to Party A in order for Party A to properly evaluate the Company. The discussions were on-going throughout this time period; however, the Company did not receive an offer and was not provided with any specific valuation or range of valuations for the Company’s shares. While no specific valuation was provided for the Company’s shares, at one point during the discussions between Party A and the Company, a representative of Party A mentioned in passing a premium of approximately 20% to the closing price of the Company’s common shares on such day. However, neither Party A nor the Company had any further discussions regarding valuation or such premium. Due to the nascent nature of the discussions between the Company and Party A, the financial advisor did not reach any conclusions with respect to Party A’s interest in a transaction with the Company.

After the Board determined in its business judgment it was unlikely a transaction with Party A could be successfully consummated in the near term, the Company instructed its financial advisor to terminate discussions and decided to move forward with the tender offer. On August 16, 2017, the Company’s financial advisor sent Party A formal notice communicating the Company’s decision to terminate all discussions and rescind Party A’s access to the data room previously established for conducting due diligence on the Company; the last upload of information into the data room occurred on June 1, 2017, and the last access to the data room by Party A occurred on July 20, 2017.

On August 20, 2017, after receipt of the notice formally terminating discussions, a representative of Party A and a representative of the Company had a conversation. Party A did not indicate a desire to reinitiate the discussions at a future date, but they did indicate that they had not lost interest. As discussed above, the Company chose not to reengage in discussions with Party A because the Board had determined in its business judgment it was unlikely a transaction with Party A could be successfully consummated in the near term and decided to move forward with the tender offer.

The Company is not seeking to reinitiate discussions at this time. Notwithstanding the forgoing, no assurances can be given future discussions will occur between Party A and the Company, and if they do occur, no assurances can be given such discussions will lead to a transaction.

The full text of the press release issued by the Company announcing the amendments is attached hereto as Exhibit (a)(5)(C) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits:

Exhibit	Description

(a)(5)(C)	Press release issued by the Company, dated October 2, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HERBALIFE LTD.

By:	/s/ JOHN G. DESIMONE
	Name:	John G. DeSimone
	Title:	Chief Financial Officer

Dated: October 2, 2017

EXHIBIT INDEX

Exhibit		Description

(a)(1)(A)	*	Offer to Purchase, dated August 21, 2017.

(a)(1)(B)	*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	*	Press release issued by the Company, dated August 21, 2017.

(a)(1)(F)	*	Form of Contingent Value Rights Agreement by and between the Company and Computershare Trust Company, N.A., as Administrative Agent.

(a)(1)(G)	*	Amended and Restated Offer to Purchase, dated September 18, 2017.

(a)(1)(H)	*	Form of Amended and Restated Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(I)	*	Form of Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(J)	*	Form of Amended and Restated Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	*	Press release issued by the Company, dated August 28, 2017.

(a)(5)(B)	*	Press release issued by the Company, dated September 18, 2017.

(a)(5)(C)		Press release issued by the Company, dated October 2, 2017.

(b)		Not applicable.

(d)(1)	*	Agreement by and among the Company and Carl C. Icahn and his controlled affiliates, dated August 21, 2017

(g)		Not applicable.

(h)		Not applicable.

*	Previously Filed